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FEB 23 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Elm Street, Suite 3900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall (214) 720-0055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Kristi P. Wetherington and Tim R. Hall, affirm that, to the best of our knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Capital Institutional Services, Inc., as of December 31 ,2011, are true and correct and such financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer and President
Title

Signature

Chief Financial Officer and Treasurer
Title

JUDY L. SULLIVAN
Notary Public, State of Texas
My Commission Expires
July 19, 2014

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Shareholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CAPITAL INSTITUTIONAL SERVICES, INC.

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2011

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax
www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. as of December 31, 2011 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Institutional Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 7, 2012

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Assets	
Cash	$ 48,034
Cash segregated under federal regulations	2,065,094
Short-term investments	23,440,967
Investments	1,864,417
Receivables from brokers and dealers	842,871
Deferred research costs, net	2,030,764
Furniture and equipment, at cost, less accumulated depreciation of $3,657,364	2,300,466
Other assets	3,042,223
Total Assets	**$ 35,634,836**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 3,448,385
Accrued commissions and bonus	2,199,737
Accrued research services	8,789,538
Accrued state income taxes	87,576
Total Liabilities	14,525,236
Commitments and contingencies	
Shareholders' Equity	
Voting common stock, $0.01 par value, 1,000,000 shares authorized, 20,842 shares issued and outstanding	208
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 187,578 shares issued and outstanding	1,876
Additional paid in capital	27,355
Retained earnings	21,080,161
Total Shareholders' Equity	21,109,600
Total Liabilities and Shareholders' Equity	**$ 35,634,836**

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Commissions	$ 31,650,681
Underwriting concessions	289,584
Correspondent clearing fees	675,378
Investment income	86,235
Other income	394,144
Total revenues	33,096,022
Expenses	
Employee compensation and benefits	15,584,499
Floor brokerage, exchange and clearance fees	7,581,186
Research	229,846
Occupancy and equipment	3,232,309
Promotional	921,155
General and administrative	1,019,213
Total expenses	28,568,208
Income before provision for income taxes	4,527,814
Provision (benefit) for income taxes	65,493
Net Income	$ 4,462,321

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2011

	Voting and Non-Voting Common Stock		Additional Paid In Capital	Retained Earnings	Total
	Shares	Amount			
Balances at December 31, 2010	208,420	$ 2,084	$ 27,355	$ 19,471,178	$ 19,500,617
Net Income	--	--	--	4,462,321	4,462,321
Distributions to Shareholders	--	--	--	(2,853,338)	(2,853,338)
Balances at December 31, 2011	208,420	$ 2,084	$ 27,355	$ 21,080,161	$ 21,109,600

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 4,462,321
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	894,655
Unrealized gain on investments	(775)
Realized loss on investments	46,721
Loss on disposal of furniture and equipment	29,056
Change in assets and liabilities:	
Increase in cash segregated under federal regulations	(354,624)
Decrease in receivables from brokers and dealers	757,360
Decrease in other assets	259,389
Increase in short-term investments	(1,816,192)
Change in deferred research costs and accrued research services, net	(2,231,191)
Decrease in accounts payable and accrued liabilities	(9,078)
Increase in accrued commissions and bonuses	284,684
Increase in accrued state income taxes	29,758
Net cash provided by operating activities	2,352,084
Cash flows from investing activities	
Proceeds from maturities of investments	1,997,000
Purchase of investments	(1,006,668)
Purchase of furniture and equipment	(781,715)
Net cash provided by investing activities	208,617
Cash flows from financing activities	
Distribution to shareholders	(2,853,338)
Net cash used by financing activities	(2,853,338)
Net decrease in cash	(292,637)
Beginning cash	340,671
Ending cash	$ 48,034

Supplemental schedule of cash flow information

Cash paid for:	
Interest	$ --
Income taxes	$ 21,328

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions from the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Credit. As the Company acts as an agent in these transactions, it records expenses on a net basis within commission revenue on the statement of income. During the year ended December 31, 2011, the Company provided Research Credits of $24,976,297 to Money Managers. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statement of financial condition as accrued research

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Research Credit, continued

services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statement of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The reserve for uncollectible negative Research Credit balances is determined using a method which approximates net realizable value.

Commission Rebate

The Company provides a commission rebate program to Plan Sponsors whereby a portion of the commissions associated with trades executed on their behalf is rebated back to the plan. Plan Sponsors may also make payments to vendors to offset certain plan expenses. During the year ended December 31, 2011, the Company provided commission rebates of $11,530,746 to Plan Sponsors.

Securities Transactions

Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Underwriting Concessions

Underwriting concessions represent concessions from managing underwriters on syndicates generated by Money Managers doing business with the Company. Underwriting concessions are accrued when the Company receives notification from both the managing underwriter and the Money Managers that the settlement has occurred.

Correspondent Clearing Fees

Correspondent clearing fees represent income received for providing institutional quality execution and clearing services to fully disclosed correspondent broker/dealers.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 5).

Furniture and Equipment

Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary Accounts of Introducing Brokers

Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and it's clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Common Stock

The Company has voting and non-voting classes of common stock. Both classes of common stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of voting common stock have voting rights at all meetings of shareholders, whereas holders of non-voting common stock have no voting rights.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $2,065,094 has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Concentration Risk

At various times throughout 2011, the Company had cash balances in excess of federally insured limits. On November 9, 2010, the FDIC Board of Directors issued a final rule to implement Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides temporary unlimited deposit insurance coverage for

Note 3 - Concentration Risk, continued

noninterest-bearing transaction accounts at all FDIC-insured depository institutions. The separate coverage for noninterest-bearing transaction accounts became effective on December 31, 2010 and terminates on December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. The term "noninterest-bearing transaction account" includes traditional checking accounts or demand deposit accounts on which the insured depository institution pays no interest.

Note 4 - Short-Term Investments

Short-term investments consist of money market funds which are highly liquid instruments readily convertible to known amounts of cash as well as certificates of deposit with maturities of less than one year. At December 31, 2011, money market funds and certificates of deposit were $13,747,233 and $9,693,733, respectively.

Note 5 - Investments

The cost and estimated fair values of investment securities at December 31, 2011 are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury Notes	$1,001,135	$ 775	$ --	$1,001,910
Mutual Funds	880,165	--	(17,658)	862,507
Total	$1,881,300	$ 775	$ (17,658)	$1,864,417

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or

Note 5 - Investments, continued

generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. This methodology prioritizes the inputs to valuation techniques by giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy.

Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments.

At December 31, 2011, the Company did not hold any financial liabilities measured at fair value.

Note 6 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2011:

	Estimated Useful Life	
Automobile	5 years	$ 38,628
Furniture, fixtures and lease hold improvements	7 years	1,353,780
Computer equipment	5 years	1,870,822
Computer software	5 years	2,694,600
		5,957,830
Less – accumulated depreciation		(3,657,364)
Total		$ 2,300,466

Note 6 - Furniture and Equipment, continued

Depreciation expense was $894,655 for the year ended December 31, 2011 and is included in occupancy and equipment expense in the accompanying statement of income.

Note 7 - Customer Protection – Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 8 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2011, the Company had net capital as defined by Rule 15c3-1 of $13,253,956 which was $13,003,956 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totaled $2,853,338 in 2011.

During January 2012, the Company made cash distributions of $2,000,000 to shareholders.

Note 10 - Commitments

The Company leases office and equipment under operating leases with expiration dates through March, 2016. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2011 are as follows:

Year Ending December 31,	Amount
2012	$ 657,552
2013	580,402
2014	548,729
2015	562,533
2016	141,496
Total	$ 2,490,712

Total rent expense for the year ended December 31, 2011 was $698,299.

Note 11 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. Substantially all of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution. The Company's contributions to the Plan were $141,599 for 2011.

In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation and bonus compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation.

Compensation expense for the year ended December 31, 2011 is comprised of employer contributions and investment gains.

At December 31, 2011, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2011

Schedule I

CAPITAL INSTITUTIONAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

Computation of Net Capital

Total shareholders' equity qualified for net capital		$21,109,600
Add:		
Other deductions or allowable credits		--
Total Capital and allowable subordinated liabilities		21,109,600
Deductions and/or charges		
Non-allowable assets:		
Receivables from brokers and dealers	$ 109,282	
Deferred research costs	2,030,764	
Furniture and equipment, net	2,300,466	
Other assets	2,998,011	(7,438,523)
Net capital before haircuts on securities positions		13,671,077
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(a)(1)(ii)):		(417,121)
Net Capital		13,253,956
Minimum net capital required under Rule 15c3-1 (1)		250,000
Net capital in excess of minimum requirements (2)		$13,003,956

(1) The Company has elected to compute minimum net capital using the Alternative Net Capital method defined in Rule 15c3-1(a)(1)(ii).

(2) There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

CAPITAL INSTITUTIONAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Bank of America/Merrill Lynch

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2011

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.

In planning and performing our audit of the financial statements of Capital Institutional Services, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors and Shareholders, Management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF&Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 7, 2012

Report on

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
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www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Capital Institutional Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Capital Institutional Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Capital Institutional Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting the following differences:

   Revenues reported on the audited Form X-17A-5 are shown net of research credits of $24,976,297 and first quarter segregated commission rebates paid to clients of $3,133,392;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers for commissions, floor brokerage and clearance paid to other SIPC members and segregated commission rebates paid to clients noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences: and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 7, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022273 FINRA DEC

CAPITAL INSTITUTIONAL SERVICES, INC
1601 ELM ST STE 3900
DALLAS TX 75201-4708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANN SEBERT 214/922-3256

2. A. General Assessment (item 2e from page 2)		$ 139,796
B. Less payment made with SIPC-6 filed (exclude interest) JULY 27, 2011 (Date Paid)		(72,775)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 67,021
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 67,021	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAPITAL INSTITUTIONAL SERVICES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO & TREASURER
(Title)

Dated the 30TH day of JANUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 01, 20 11
and ending DEC 31, 20 11
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 61,205,709
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2,152,853
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SEGREGATED COMMISSION REBATES PAID TO CLIENTS		3,133,392
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 865	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		865
Total deductions		5,827,110
2d. SIPC Net Operating Revenues		$ 55,918,599
2e. General Assessment @ .0025		$ 139,796

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